

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2015

Brian Haveson
Chief Executive Officer
Lightning Gaming, Inc.
23 Creek Circle
Boothwyn, Pennsylvania 19061

Re: Lightning Gaming, Inc.
Preliminary Information Statement on Schedule 14C
Filed May 20, 2015
File No. 000-52575

Dear Mr. Haveson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, you disclose that you obtained the consent of the holders of 50.75 % of the outstanding shares of common stock. In your response letter, please identify these stockholders and the percentage of votes they each represent and describe their relationships with the company. Please also tell us the sequence of events through which these consents were obtained and provide an analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(l). Alternatively, if you conclude that you did engage in a solicitation, please file a preliminary proxy statement on Schedule 14A.

Authorize the Issuance of Nonvoting Common Stock, page 4

2.   Please revise your disclosure to provide information responsive to Item 11 of Schedule 14A, applicable to you via Item 1 of Schedule 14C, or advise.

Reasons for the Amendment, page 4

3.   We note your disclosure stating that you would like to issue more shares of nonvoting stock to convert existing debt to equity. Please tell us whether you have any current plans, proposals or arrangements to issue any of the nonvoting stock If not, please revise your disclosures to state that you have no current plans, proposals or arrangements, written or otherwise, at this time to issue any such nonvoting stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ivan Griswold at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel